Exhibit (j)(3)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
GraniteShares ETF Trust:

We consent to the use of our report dated August 26, 2019, with respect to the statement of assets and liabilities of GraniteShares HIPS US High Income ETF, a series of GraniteShares ETF Trust, including the schedule of investments as of June 30, 2019 and the related statement of operations for the year then ended, and the statements of changes in net assets and financial highlights for the year ended June 30, 2019 and for the period from December 1, 2017 to June 30, 2018, incorporated herein by reference and to the reference to our firm under the heading “Financial Highlights” in the prospectus.

/s/ KPMG LLP

New York, New York
April 26, 2021